Exhibit 99.(A)(5)(SS)

Press Release November 4, 2006

E.ON to Analyse Decision by Spanish Industry Ministry on CNE Conditions

E.ON has received notification from Spain’s Industry Ministry of its decision relating to E.ON’s appeal against the conditions set by the National Energy Commission (CNE) in relation to the proposed acquisition of Endesa. After having analysed the decision in detail E.ON will inform the market of any further developments in due course.

Media Contact E.ON AG, Corporate Communications
Dr. Peter Blau	+49 (0)211 45 79 627
Josef Nelles	+49 (0)211 45 79 544

Spain
Deva Comunicaciones	+34 91 360 1720
Gonzalo Lacalle	+34 677 405 341
Juan Torres	+34 666 582 837

UK / International
Finsbury Group	+44 (0)20 7251 3801
Rollo Head	+44 (0)7768 994 987

This press release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf
For information
please contact:
Dr. Peter Blau
Tel. +49-211-45 79-628
Fax +49-211-45 79-629
Josef Nelles
Tel. +49-211-45 79-544
Fax +49-211-45 79-566
www.eon.com
Presse@eon.com

Press Release E.ON AG, November 4, 2006	Page 2 of 2

the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.